06017616

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

September 30, 2006

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 9, 2006	Stock Exchange Announcement – Notice of Trading Update (Forthcoming Announcement)
September 27, 2006	Stock Exchange Announcement – Trading Statement/Trading Update
September 28, 2006	Stock Exchange Announcement – Director/PDMR Shareholding (Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons)
September 29, 2006	Stock Exchange Announcement – Director/PDMR Shareholding (Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons)

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 10/25

SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Amanda Evans, Company Secretary (w/o enc.)
18031915-106.doc
T: 102006

REG-Electrocomponents Notice of Trading Update

RNS Number:1525J
Electrocomponents PLC
19 September 2006

ELECTROCOMPONENTS PLC

FORTHCOMING ANNOUNCEMENT

We will be releasing a Trading Update on Wednesday 27th September 2006.

A conference call for investors and analysts will be conducted at 9:00am UK time on Wednesday 27th September. The call will be recorded and available for playback.

The dial-in details for the conference call and the recorded playback will be provided in the Trading Update itself, but can be also obtained in advance by calling Jane Weiss on +44 (0)1865 204000 or e-mailing on Jane Weiss@electrocomponents.com.

Contacts:

Ian Mason	Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

END

STRUKRARNURKAAR

REG-Electrocomponents Director/PDMR Shareholding

RNS Number:6231J
Electrocomponents PLC
28 September 2006

ELECTROCOMPONENTS PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS

DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures

of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer

should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging

managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of

the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and

24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Electrocomponents plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in

accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mr T G Barker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 1

Beneficial Interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 10 pence

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Frank Nominees Limited

8. State the nature of the transaction

Acquisition

9. Number of shares, debentures or financial instruments relating to shares acquired

4,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.1%

11. Number of shares, debentures or financial

12. Percentage of issued class disposed (treasury

Name and signature of duly authorised officer of issuer responsible for making notification

Amanda Evans (Company Secretary)

Date of notification 28 September 2006

END

RDSSELFFASMSEIU

REG-Electrocomponents Director/PDMR Shareholding

RNS Number:7265J
Electrocomponents PLC
29 September 2006

ELECTROCOMPONENTS PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS

DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures
of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer
should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging
managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of
the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and
24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer Electrocomponents plc	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

	grant of the Option		debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification
Amanda Evans
Date of notification 29 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSSELFLUSMSEIU